UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                                            SEC FILE NUMBER
                                                               000-24405
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                                                                CUSIP NUMBER
                                                                 696435 10 6
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(Check One)
 Form 10-K [ ]  Form 20-F [ ]  Form 11-K  [ ]  Form 10-Q [X]  Form N-SAR [ ]



         For Period Ended:          December 30, 2000
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For Transition Period Ended: ______________________________

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothin in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I   REGISTRANT INFORMATION

Full Name of Registrant:  Pallet Management Systems, Inc.
                          --------------------------------


Former Name if Applicable:  N/A

         2855 University Drive, Suite 510
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Address of Principal Executive Office (Street and Number)

         Coral Springs, Florida  33065
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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) ["23,047], the following should be completed. (Check box if appropriate)

 [X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (" 72,435), effective April 12, 1989, 54 F.R. 10306.]

 [ ]     (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (" 72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra
Sheets if Needed)

         Pallet Management Systems, Inc., a Florida corporation (the "Registrant"), will not, without unreasonable effort or expense, be able to complete its Form 10-Q for the thirteen-week period ended December 30, 2000, by the close of business on February 13, 2001, because the Registrant requires additional time to finalize the disclosure pertaining to trends affecting its business.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Zachary M. Richardson            (954)                 340-1290
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         (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X]  Yes          [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Attached Extra Sheet No. 1
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

                         Pallet Management Systems, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 13, 2001         By :     /s/  Zachary M. Richardson
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                                            Zachary M. Richardson, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                                    ATTENTION

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (" 232.201 or " 232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (" 232.13(b) of this chapter). [Added in Release No. 34-31905 (" 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (" 85,475), effective January 30, 1995, 59
F.R. 67752].

                           Attached Extra Sheet No. 1
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Explanation for Item 3, Part IV -- The Registrant currently expects to report an estimated net profit of $256,400 or $.06 per share during the thirteen-week period ended December 30, 2000 compared to a net loss of ($423,000) or ($0.11) per share recorded for the thirteen-week period ended December 25, 1999. The increase in profit is primarily the result of (i) increased order rates and production, (ii) the elimination of costly and/or inefficient facilities and equipment and (iii) loan costs incurred in the previous year. Additionally, the Registrant currently expects to report an estimated net profit of $311,000 or $.08 per share during the twenty-seven week period ended December 30, 2000 compared to a net loss of ($2,120,000) or ($0.54) per share recorded for the twenty-six week period ended December 25, 1999. The increase in profit is primarily the result of (i) increased sales and (ii) costs incurred in the previous year related to reorganization of management, an equity offering, and inefficient facilities and equipment.